FORM 5 ☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐ Form 3 Holdings Reported ☐ Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response ............ 1.0

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Fertitta, III	Frank	Joseph		Station Casinos, Inc. STN				X Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)

	2411 W. Sahara Avenue				###-##-####		12/02		Chairman/Chief Executive Officer

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Reporting (check applicable line) Form Filed by One Reporting Person Form Filed by More than
	Las Vegas	Nevada	89102						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	2A.	Deemed Execution Date, if any (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
													(Instr. 3 and 4)
									Amount	(A) or (D)	Price

	Common Stock		03/27/02				G		1,085	A			105,663		I		By Self as Settlor (4)

	Common Stock		06/04/02				G		878	D			5,366,604		I		By Trust (1)

	Common Stock		06/04/02				G		1,086	D			5,365,518		I		By Trust (1)

	Common Stock		06/04/02				G		1,086	A			106,749		I		By Self as Settlor (4)

	Common Stock		06/06/02				G		878	A			107,627		I		By Self as Settlor (4)

	Common Stock		06/06/02				G		986	A			108,613		I		By Self as Settlor (4)

	Common Stock		07/03/02				G		1,000	D			5,364,518		I		By Trust (1)

	Common Stock		08/22/02				G		1,466	D			5,363,052		I		By Trust (1)

	Common Stock		08/22/02				G		1,466	A			110,079		I		By Self as Settlor (4)

	Common Stock		08/26/02				G		1,333	A			111,412		I		By Self as Settlor (4)

Common Stock	08/26/02	G	1,185	A	112,597	I	By Self as Settlor (4)

Common Stock	11/22/02	G	800	D	5,362,252	I	By Trust (1)

Common Stock	11/22/02	G	850	D	5,361,402	I	By Trust (1)

Common Stock	12/10/02	G	872	D	5,360,530	I	By Trust (1)

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

(Print or Type Responses)

SEC 2270 (3/91)

FORM 5 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

											(A)	(D)		Date Exercisable	Expiration Date

	Employee Stock Option (Right to Buy)		$14.6667		05/21/93				H			45,000		(5)	05/21/03

	Employee Stock Option (Right to Buy)		$15.10		07/15/02				A		45,000			(5)	07/15/12

	Employee Stock Option (Right to Buy)		$13.3333		05/21/93				H			705,000		(6)	05/21/03

	Employee Stock Option (Right to Buy)		$15.10		07/15/02				A		705,000			(6)	07/15/12

	Employee Stock Option (Right to Buy)		$13.3333		05/21/93				H			375,000		(7)	05/21/03

	Employee Stock Option (Right to Buy)		$15.10		07/15/02				A		375,000			(7)	07/15/12

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	45,000				4,641,540		D

	Common Stock	45,000				4,686,540		D

	Common Stock	705,000				3,981,540		D

	Common Stock	705,000				4,686,540		D

	Common Stock	375,000				4,311,540		D

	Common Stock	375,000				4,686,540		D

Explanation of Responses:

See Explanations on Page 4.

/s/ FRANK J. FERTITTA III	January 28, 2003
**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm
Last update: 09/03/2002

Continuation Page for Form 5—Explanation of Responses

Reporting Person:	Fertitta, III, Frank J.
Period:	12/31/02
(1)
The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust u/a/d 9/10/91, as amended and restated. STN shares held as husband's separate property.

(4)
Activity is for the Kelly-Anne N. Fertitta Trust u/a/d 10/1/93, the Victoria G. Fertitta Trust u/a/d 10/1/93, and/or the Frank J. Fertitta, IV Trust u/a/d 4/26/95 (F/B/O reporting the person's minor children) of which reporting person is Settlor.

Derivatives

(5)
Non-qualified stock options covering 45,000 shares (100% vested) were cancelled and reissued effective 07/15/02, with an expiration date of 07/15/12, increased exercise price to $15.10, and 100% vesting on 7/15/04.

(6)
Non-qualified stock options covering 705,000 shares (100% vested) were cancelled and reissued effective 07/15/02, with an expiration date of 07/15/12, increased exercise price to $15.10, and 100% vesting on 7/15/04.

(7)
Non-qualified stock options covering 375,000 shares (100% vested) were cancelled and reissued effective 07/15/02, with an expiration date of 07/15/12, increased exercise price to $15.10, and 100% vesting on 7/15/04.